SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of December, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

   Form 20-F  ___X___                                                                                               Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______                                                                                            No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Superintendency of Banks and Financial Institutions, dated December 29, 2005, informing the execution of an agreement between Banco de Chile and Banchile Seguros de Vida S.A.

Santiago, December 29, 2005

Mr.
Gustavo Arriagada Morales
Superintendent of Banks and
Financial Institutions
Present

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18.045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you of an essential information regarding this institution, that on the 28th of December of this year, Banco de Chile entered into an agreement regarding life insurance policies associated with customer loans with Banchile Seguros de Vida S.A. stipulating the specific terms of the life insurance policies associated with customer loans contracted by Banco de Chile for its borrower portfolio with Banchile Seguros de Vida S.A.

Banchile Seguros de Vida S.A. is a related party to Banco de Chile according to Article 44 of the Chilean Corporations Law and that the Board of Directors of the Bank considered that the price and other related terms of this transaction adjust to the prevailing equity conditions of the market.

Sincerely,

Pablo Granifo Lavín
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2005

Banco de Chile

/S/ Pablo Granifo L.
By: Pablo Granifo Lavin Chief Executive Officer